BOOK 7l VOL 41 PAGE 332

CERTIFICATE OF INCORPORATION

OF

ILC DATA DEVICES CORPORATION

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware (particularly Chapter 1, Title 8 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the "General Corporation Law of the State of Delaware"), hereby certifies that:

FIRST: The name of the corporation (hereinafter called the "corporation") is ILC Data Devices Corporation.

SECOND: The address, including street, number, city, and county, of the registered office of the corporation in the State of Delaware is 229 South State Street, City of Dover, County of Kent; and the name of the registered agent of the corporation in the State of Delaware at such address is The Prentice-Hall Corporation System, Inc.

THIRD: The nature of the business and of the purposes to be conducted and promoted by the corporation is to be engaged in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware including, without limitation, to develop, manufacture, assemble, fabricate, import, lease, purchase, or otherwise acquire, invest in, hold, use, license the use of, install, handle, maintain, service or repair, sell, pledge, mortgage, exchange, export, distribute, lease, assign, and otherwise dispose of, and generally to trade and deal in and with, as principal or agent, at wholesale, retail, on commission, or otherwise, electronic systems, equipment and components, and electrical, mechanical, and electro-mechanical apparatus and equipment of every kind and description, electronic, telecommunication, communication, transmitting, receiving, recording, reproducing, and similar equipment of every description, microwave devices and equipment, radio, sonar, radar, television, and related devices and equipment, and similar goods, wares, merchandise, commodities, articles of commerce, and property of every kind and description, and any and all products, machinery, equipment, and supplies used or useful in connection therewith.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is five hundred shares. The par value of each of such shares is One Dollar. All such shares are of one class and are shares of Common Stock.

FIFTH: The name and the mailing address of the incorporator are as follows:

NAME	MAILING ADDRESS
Lawrence E. Levine	Seventeenth Floor 1740 Broadway New York, New York 10019

SIXTH: The corporation is to have perpetual existence.

SEVENTH: Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

EIGHTH: For the management of the business and for the conduct of the affairs of the corporation, and in further definition, limitation and regulation of the powers of the corporation and of its directors and of its stockholders or any class thereof, as the case may be, it is further provided:

1. The management of the business and the conduct of the affairs of the corporation, including the election of the Chairman of the Board of Directors, if any, the President, the Treasurer, the Secretary, and other principal officers of the corporation, shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the By-Laws. The phrase "whole Board" and the phrase "total number of directors" shall be deemed to have the same meaning, to wit, the total number of directors which the corporation would have if there were no vacancies. No election of directors need be by written ballot.

2. The original By-Laws of the corporation shall be adopted by the incorporator. Thereafter, the power to make, alter, or repeal the By-Laws, and to adopt any new By-Law, except a By-Law classifying directors for election for staggered terms, shall be vested in the Board of Directors.

3. Whenever the corporation shall be authorized to issue only one class of stock, each outstanding share shall entitle the holder thereof to notice of, and the right to vote at, any meeting of stockholders. Whenever the corporation shall be authorized to issue more than one class of stock, no outstanding share of any class of stock which is denied voting power under the provisions of the certificate of incorporation shall entitle the holder thereof to the right to vote at any meeting of stockholders except as the provisions of paragraph (c)(2) of section 242 of the General Corporation Law shall otherwise require; provided, that no share of any such class which is otherwise denied voting power shall entitle the holder thereof to vote upon the increase or decrease in the number of authorized shares of said class.

NINTH: The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

TENTH: From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws, and all rights at any time conferred upon the stockholders of the corporation by this certificate of incorporation are granted subject to the provisions of this Article TENTH.

Executed at New York, New York, on October 21, 1970.

Lawrence R. Levine
Incorporator